Exhibit 99.1

DHX Media (dba WildBrain) shareholders approve name change to "WildBrain Ltd." and election of directors at annual and special meeting

Ticker will change to "WILD" on the TSX

All other resolutions passed by shareholders at the Meeting

HALIFAX, Dec. 17, 2019 /CNW/ - DHX Media Ltd. (dba WildBrain) ("WildBrain" or the "Company") (TSX: DHX, NASDAQ: DHXM) announces that, at its annual and special meeting of shareholders (the "Meeting") held today, shareholders approved an amendment to the Company's articles to change its name to "WildBrain Ltd.", which the Company expects to be effective on or about December 18, 2019.

Subsequent to the name change, the Company's ticker on the Toronto Stock Exchange ("TSX") will change to "WILD" on or about December 23, 2019. As previously announced, the Company's voluntarily delisting of its common voting shares and variable voting shares from the NASDAQ Stock Market ("NASDAQ") will take effect on December 24, 2019. All shares previously traded on the NASDAQ, will continue to be listed and tradeable on the TSX under the ticker "WILD". For more information on the NASDAQ delisting, including frequently asked questions, please refer to the Investor section of our web site at www.wildbrain.com/investors/.

In addition, all director nominees listed in the Company's management information circular dated November 5, 2019 were elected and PricewaterhouseCoopers LLP was re-appointed as the Company's auditors. Shareholders also approved unallocated options under the Company's stock option plan, the adoption of an omnibus equity incentive plan, an amendment to its employee share purchase plan, and an additional amendment to the Company's articles allowing its directors to appoint additional directors up to a maximum of one third of the number of directors elected at the previous annual shareholder meeting.

Detailed results of votes received for each director nominee

Directors	% of Shares Voted For	% of Shares Voted Withheld
David Colville	99.45%	0.55%
Amanda Cupples	99.32%	0.68%
Deborah Drisdell	99.30%	0.70%
Eric Ellenbogen	99.31%	0.69%
Erin Elofson	99.33%	0.67%
Alan Hibben	97.88%	2.12%
Steven Landry	99.30%	0.70%
Geoffrey Machum	99.50%	0.50%
Thomas McGrath	99.32%	0.68%
Jonathan Whitcher	99.29%	0.71%
Donald Wright	97.85%	2.15%

For more information, please contact:

Investor Relations: Nancy Chan-Palmateer – Director, Investor Relations, WildBrain
nancy.chanpalmateer@wildbrain.com
+1 416-977-7358

Media: Shaun Smith – Director, Corporate & Trade Communications, WildBrain
shaun.smith@wildbrain.com
+1 416-977-7230

About WildBrain

At WildBrain we make great content for kids and families. With over 13,000 half-hours of filmed entertainment in our library – one of the world's most extensive – we are home to such brands as Peanuts, Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget and Degrassi. Our shows are seen in more than 150 countries on over 500 telecasters and streaming platforms. Our AVOD business – WildBrain Spark – offers one of the largest networks of kids' channels on YouTube, with over 109 million subscribers. We also license consumer products and location-based entertainment in every major territory for our own properties as well for our clients and content partners. Our television group owns and operates four family entertainment channels that are among the most-viewed in Canada. WildBrain is headquartered in Canada with offices worldwide and trades on the Toronto Stock Exchange (DHX) and the NASDAQ (DHXM). Visit us at www.wildbrain.com.

On September 23, 2019, DHX Media Ltd. announced it is rebranding as "WildBrain".

Disclaimer

This press release contains "forward-looking statements" under applicable securities laws with respect to the Company including, without limitation, statements regarding the timing of the Company's name and ticker symbol change and the business strategies and operational activities of the Company Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include the risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company's annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

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SOURCE DHX Media Ltd. (dba WildBrain)

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%CIK: 0001490186

CO: DHX Media Ltd. (dba WildBrain)

CNW 15:00e 17-DEC-19